SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Embratel Participações
Earnings Release
Second Quarter 2003 Results1

Rio de Janeiro, Brazil – July 29, 2003

Embratel Participações S.A.
(Embratel Participações or the “Company”)
NYSE: EMT; BOVESPA: EBTP3, EBTP4

The Company holds 98.8 percent of
Empresa Brasileira de Telecomunicações S.A.
(“Embratel”).

1 All financial figures are in Reais and based on consolidated financial in
“Brazilian Corporate Law”

SECOND QUARTER 2003 EBITDA of R$379 million
EBITDA margin reaches 23 percent; continued profitability improvement

Highlights

  Net revenues were R$1.7 billion in the second quarter of 2003. Year-to-date revenues reached R$3.4 billion.

  Embratel’s second quarter 2003 EBITDA was R$379 million. EBITDA margin rose to 22.7 percent in the second quarter 2003 from 21.6 percent in the previous quarter. Year-to-date EBITDA margin was 22.2 percent representing an increase of 4 percentage points when compared to the first half of 2002.

  Collections further improved enabling allowance for doubtful accounts to drop for the sixth consecutive quarter to R$84 million or 3.9 percent of gross revenues (5.1 percent of net revenues) compared to 4.9 percent of gross revenues in the first quarter of 2003 and 6.6 percent in the comparable 2002 quarter. Voice aging profile continued to improve and days-sales-outstanding fell to 59 days.

  Net income in the second quarter of 2003 was R$128 million, after deducting the provision corresponding to the remaining value of Embratel’s investment in Acessonet and other provisions. Without these one-time charges, net income would have been R$248 million.

  Cash position rose 25 percent to R$662 million and net debt fell 15 percent to R$3.4 billion.

  Approximately R$100 million, net of new financing, were amortized during the quarter. Embratel reduced total outstanding debt by R$414 million (US$124 million) in the first half of 2003.

  Total capital expenditures in the quarter were R$56 million.

  Free cash flow (consolidated) as measured by EBITDA minus Capex, was R$323 million, representing a growth of 14 percent.

  The number of contracts for local services doubled in the quarter while capacity made available to clients rose 78 percent.

  Embratel launched its free Internet provider — Click 21™ — with higher speed and storage capacity than alternatives in the market.

Data Communication Services

Embratel launches free Internet provider — Click 21

Embratel’s data communications revenues (data & Internet and wholesale) were R$438 million in second quarter of 2003, representing a 3.8 percent decline relative to the previous 2003 quarter and a similar 4.0 percent reduction from the second quarter of 2002. Year-to-date, Embratel’s data revenues were R$893 million representing a decline of 1.4 percent compared to the first six months of 2002. The main cause for the quarter-over-quarter and year-over-year reduction was the termination of the Service Agreement with the Internet provider UOL that represented R$19 million of revenues in the first half of 2003.

Wholesale revenues increased in the second quarter of 2003 with greater usage of services by new PCS providers.

Earlier this month, Embratel launched, on a trial basis, its own free Internet service provider — Click 21™. Embratel’s free Internet provider carries the assurance of a fast dial-up, no busy signal, 24h help desk, email service and higher speed and storage capacity. Residential customers and small businesses will have an additional service to benefit from Embratel’s known quality — they will be dialing into Brazil’s largest and most far reaching Internet backbone. Click 21™ is being offered in more than 100 Brazilian cities. This service introduction enhances Embratel’s offerings to consumers and enables the company to use its provider as a channel for the sale of voice services to residential customers and small business.

Voice Services

Domestic Long Distance

Focusing on revenue profitability

The continuing increase in the average revenue per minute as well as the growing traffic in alternative calling plans and advanced voice services is the result of Embratel focusing on the revenue streams that yield higher profitability. The decline in domestic long distance revenues in the second quarter of 2003 of 2.0 percent from the previous 2003 quarter to R$936 million, in part, reflects this effort. Year-over-year domestic long distance revenue declined 17.5 percent and was impacted by call management activity to improve collections and profitability. On a quarter-over-quarter basis the decline is explained by lower basic voice fixed-to-fixed traffic and public phone revenues due to substitution for our advanced voice services and competition. Revenues from other voice services, such as fixed-to-mobile, PCS and advanced voice services continued to increase, as did revenues from customers using basic voice services enrolled in Embratel’s alternative calling plans. Specifically, traffic from advanced voice services continued to rise while revenues increased 8.9 percent when compared to the previous 2003 quarter and 18.6 percent in relation to the same 2002 quarter.

Long distance per call carrier selection was initiated by most Brazilian cellular companies on July 6, 2003. The long distance cellular market is estimated to be no higher than 10-15 percent of cellular revenues. Embratel believes the opening of this market represents a revenue enhancement opportunity since it enables customers to use Embratel for all of their long distance calling needs. Through research and traffic on the company’s network Embratel has observed that the 21 access code is having wide acceptance and continues to reflect ongoing growth.

Accumulated in the first half of the year, domestic long distance revenues were R$1.9 billion compared to R$2.3 billion in the first half of the previous year. The decline in revenues is explained by both a substantial increase in the number of blocked lines due to delinquency and fraud as well as to higher competition.

International Long Distance

International long distance revenues were R$214 million in the second quarter of 2003 representing a 5.2 percent decline from the previous 2003 quarter. Despite the increase in inbound traffic, the impact of the Real appreciation on inbound revenues as well as slightly lower traffic in outbound routes caused the decline. Compared to the second quarter of 2002, international revenues were 9.6 percent lower. The year-over-year reduction in international voice revenues is the result of lines blocked due to bad debt and fraud, competition and the Real appreciation in the quarter.

Year-to-date, international revenues were R$441 million compared to R$465 million in the first half of 2002.

Local Services

Embratel’s local services continue to expand. Approximately 1,200 contracts had been signed until the end of the second quarter of 2003. Embratel is providing local services in 1,400 different sites and in 70 cities. The capacity made available to clients to provide local services rose by 78% since March 2003. Research among clients who switched their local services to Embratel has shown that 66 percent found the service to be highly superior or superior to their previous provider and 90 percent were either highly satisfied or satisfied with the change.

Embratel believes local services enhance its competitiveness and client retention capabilities and will provide a growing source of revenues and profitability.

EBITDA

Another percentage point gain in EBITDA margin

EBITDA rose to R$379 million in the second quarter of 2003 raising EBITDA margin by another percentage point to 22.7 percent from 21.6 percent in the first quarter of 2003. This margin gain was related to improvements in collections, higher average revenue per minute and reduced billing costs. On a year-over-year basis, EBITDA margin gained four percentage points.

Allowance for doubtful accounts dropped for the sixth consecutive quarter to R$84 million, or 3.9 percent of gross revenues (5.1 percent of net revenues). This is a one percentage point reduction when compared to the first quarter of 2003 when provision for doubtful accounts represented 4.9 percent of gross revenues (6.2 of net revenues). Compared to the second quarter of 2002, this provision halved. The consistency of this decline evidences that Embratel’s actions to focus on profitable revenues, target clients with specific calling plans and improve collections are producing returns. The company has gained considerable knowledge of its client base and is continuously making improvements in its collections strategy.

Also contributing to the improvement in EBITDA is a lower interconnection to revenues ratio (telco ratio) resulting from a higher average revenue per minute and the traffic mix.

A further reduction in billing expenses occurred in the quarter as the reduction in co-billing fees were fully absorbed.

Labor expenses increased 16.4 percent quarter-over-quarter primarily due to severance payments related to the outsourcing of Embratel’s IT services to IBM in the quarter. Embratel outsourced its IT infrastructure to IBM in April 2003 under a 10 year contract. Embratel expects to save 30 percent of its IT expenses while obtaining a higher level of IT services.

On an accumulated basis EBITDA rose 10 percent to R$748 million compared to R$680 million in the first half of 2002. Year-to-date EBITDA margin rose to 22.2 percent compared to 18.2 percent in the same 2002 period.

EBIT

In the second quarter 2003, EBIT was R$92 million increasing 18.5 percent from the preceding quarter leading to an increase in operating margin of one percentage point when compared to the previous quarter.

Year-to-date EBIT was R$ 169 million representing an operating margin of 5 percent and an 33.2 percent increase when compared to the first half of 2002.

Net Income

Net income was R$128 million in the second quarter of 2003. This is a significant increase when compared to a profit of R$11 million in the prior 2003 quarter and losses of R$ 152 million in the second quarter of 2002. The improvement is related to a better operating performance and the effect of the appreciation of the Real on the company’s unhedged foreign currency debt.

Interest expenses were R$108 million in the quarter compared to R$93 million in the first quarter of 2003 and R$75 million in the second quarter of 2002. The increase in interest expenses is the result of higher Real denominated debt, associated with Embratel’s financing agreement (see financial position). Net financial result was R$245 million in the quarter. Accumulated interest income and expenses in the first half of 2003 were respectively, R$109 million and R$201 million while net financial result in the same period of 2003 was R$237 million.

Also in the quarter, Embratel provisioned R$101 million (other non-operating expenses) corresponding to the remaining value of its investment in Acessonet (see Release dated July 9, 2003), a company that was acquired in 2000 to provide internet services. The provision was constituted as a result of the early termination of a Service Agreement with internet service provider UOL. The matter is under an international arbitration process. There was also a one time charge of R$19 million related to the loss on the sale of other non-strategic assets.

Net income in the first half of the year was R$139 million compared to a loss of R$189 million in the same period of the prior year. Without the non-operating charges of the second quarter of 2003, net income would have been R$259 million.

Financial Position

Cash position in June 30, 2003 was R$662 million. Embratel ended the quarter with a total outstanding debt of R$4,1 billion. Net debt fell to R$3.4 billion from R$4.0 billion in the previous 2003 quarter. Short term debt (accrued interest, short term debt and current maturity long term debt in the next 12 months) is R$1.8 billion of which R$1.2 billion is part of the financing agreement and therefore will be rolled over for a period of 2 years at each original maturity.

During the quarter Embratel repaid R$100 million of debt, net of new additions, reducing the company’s overall outstanding debt. Approximately 48 percent of the debt that matured and was rolled over in the second quarter of 2003 was converted into Reais. Exhibit 20 below has the breakout of Embratel’s hedged and Reais debt and respective cost as well as the foreign currency debt and its cost.

Exhibit 20	Mar 31, 2003		June 31, 2003

	Amounts in		Amounts in		Average Cost of
Embratel Participações S.A.	R$ thousands	%	R$ thousands	%	Debt	Maturity

Hedged (notional amount) and reais short term debt	988,944	51.3%	1,121,933	63.7%	86,73% CDI	up to 1,0 year
Unhedged short term debt	937,685	48.7%	639,632	36.3%	US+7,07% pa	up to 1,0 year
Total short term debt	1,926,630	100%	1,761,565	100%

Hedged (notional amount) and reais long term debt	720,024	27.2%	625,121	26.6%	110,27% CDI	up to 4,0 years
Unhedged long term debt	1,923,554	72.8%	1,729,307	73.4%	US+7,96% pa	up to 7,2 years
Total long term debt	2,643,578	100%	2,354,428	100%

Total hedged and reais debt	1,708,968	37.4%	1,747,054	42.4%
Total unhedged debt	2,861,239	62.6%	2,368,939	57.6%
Total debt (net of hedge gains)	4,570,208	100%	4,115,993	100%

Note: The short-term debt reflected above does not include the full benefit of the financing program. Even though contracts have been entered into that require extension of maturities on the debt, the reclassification from short-term to long-term debt only occurs at the time of the original loan maturity.

Exhibit 21
Quarters	Financing Agreement Original Debt Principal Maturity Schedule (before financing agreement)	Percentage to be Rolled Over

1Q03*	31%	81%
2Q03*	11%	83%
3Q03	28%	82%
4Q03	10%	83%
1Q04	11%	85%
2Q04	9%	83%

Total	100%	82%

Total in R$ million	3,215	2,651
Total in US$ million	897	739

* These maturities have already been rolled over

Exhibit 22
Payment Schedule	Total Debt Pro Forma Maturity Schedule (after financing agreement)

2003 - 2nd half	7.4%
2004	23.8%
2005	44.1%
2006	14.8%
2007	5.8%
2008 and after	4.1%

Total in R$ million	4,116

Accounts Receivables

The company’s net receivable position on June 30, 2003 was R$1.4 billion an improvement of more than R$87 million relative to the previous 2003 quarter. The voice aging profile has continued to improve: approximately 75.7 percent of net voice receivables were current at the end of the second quarter of 2003 compared to 72.4 percent at the end of the first quarter 2003. Days sales outstanding, based on net receivables, fell to 59 days in the second quarter of 2003 from 62 days in the previous quarter.

Exhibit 23	Gross Receivables

Embratel Participações SA	2003
R$ thousands	Jun 30	Mar 31

Account Receivables
Voice Services	2,470,196	2,729,216
Data, Telco and Other Services	592,577	588,316
Foreign Administrations	215,248	279,183
Gross Receivables	3,278,021	3,596,715
Allowance for Doubtful Accounts	(1,864,963)	(2,095,854)
Net Receivables	1,413,059	1,500,861

CAPEX

Total capital expenditures in the quarter were R$56 million. The breakout of this expenditure is the following: local infrastructure and access – 24.6 percent (including PPIs); data and Internet services – 34.0 percent; network infrastructure – 1.7 percent, others — 35.5 percent and Star One — 4.2 percent.

Accumulated capex in the first half of 2003 was R$141 million. Despite the low level of investment in the first half of the year, Embratel continues to expect to be spending more on capex in the second half of the year as investments in Star One will begin to pick up.

Regulatory

Tariffs

On June 27, 2003 Anatel approved average tariff increase of 24.9 percent for domestic long distance basic plan voice services and 10.5 percent for international long distance services. Increases in interconnection rates were 14.3 percent on average for the TU-RL and 24.5 percent for the TU-RIU. This rate increase has been challenged by several injunctions and final decisions are still pending.

Local Areas

On July 17, 2003 Anatel initiated a public consultation process to reduce the number of local areas in Brazil from the existing 7.500 local areas to 5.400. Embratel will benefit from this reduction in the number of local areas since it will essentially eliminate many loss-making revenues to Embratel given the combination of the basic tariff plan and the interconnection rates. While Embratel stands to lose a small amount of long distance revenues, profitability improves. Embratel will also gain with the enlargement of local areas that will represent a larger addressable market for the company’s local service business.

Concession Contracts

In June Anatel established the rules for the renewal of the concession contracts and the Brazilian Government issued a decree setting the policy guidelines for the Telecommunications sector. Embratel stated its intention to renew the concession contract and viewed both the concession rules and the Presidential Decree positively.

Embratel views positively the following aspects:

  interconnection costs for 2006 and 2007 will be capped to a proportion of per-minute tariffs for local voice services and in 2007 on, will be based on a long term cost model;

  unbundling is obligatory and network parts pricing is to be based on costs — arbitration process has been initiated;

  explicit obligation to provide co-billing under equal-treatment terms — arbitration process has been initiated;

  introduction of regulation that guarantees the effective accounting separation of the local and the long distance concessions;

  introduction of the General Plan of Competition with rules that will improve the competition in the STFC local market.

Other Information

During the second quarter of 2003 Embratel signed an agreement to sell its 2 percent ownership interest in the company Intelsat, an international satellite company, for US$ 41 million. Payment for this sale was received in July 2003. This was a non-strategic asset to Embratel. The transaction was approved by Anatel.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is uniquely positioned to be the country’s only true national local service provider for corporates. Service offerings: include telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company’s network is has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

— X —

Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company’s degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company’s filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Exhibit 27	Quarter ending						% change
Embratel Participações SA
Corporate Law

Consolidated Income Statement R$ thousands	2003 Jun 30%		2002 Jun 30%		2003 Mar 31%		Y-o-Y	Q-o-Q

Revenues
Gross revenues	2,172,030		2,455,192		2,181,691		-11.5%	-0.4%
Taxes & other deductions	(506,356)		(568,862)		(472,949)		-11.0%	7.1%
Net revenues	1,665,674	100.0%	1,886,330	100.0%	1,708,742	100.0%	-11.7%	-2.5%
Net voice revenues	1,150,424	69.1%	1,371,647	72.7%	1,180,942	69.1%	-16.1%	-2.6%

Net Domestic long distance	935,867	56.2%	1,134,346	60.1%	954,684	55.9%	-17.5%	-2.0%
Net International long distance	214,557	12.9%	237,301	12.6%	226,258	13.2%	-9.6%	-5.2%
Net data communications	438,061	26.3%	456,273	24.2%	455,206	26.6%	-4.0%	-3.8%

Data & Internet	416,453	25.0%	437,522	23.2%	434,743	25.4%	-4.8%	-4.2%
Wholesale	21,608	1.3%	18,751	1.0%	20,463	1.2%	15.2%	5.6%
Net other services	77,189	4.6%	58,410	3.1%	72,594	4.2%	32.2%	6.3%

Net revenues	1,665,674	100.0%	1,886,330	100.0%	1,708,742	100.0%	-11.7%	-2.5%
Cost of Services	(872,454)	-52.4%	(1,027,842)	-54.5%	(911,289)	-53.3%	-15.1%	-4.3%

Personnel	(55,207)	-3.3%	(54,393)	-2.9%	(49,543)	-2.9%	1.5%	11.4%
Third-party services	(55,676)	-3.3%	(47,375)	-2.5%	(58,468)	-3.4%	17.5%	-4.8%
Interconnection & facilities	(749,337)	-45.0%	(915,333)	-48.5%	(788,902)	-46.2%	-18.1%	-5.0%
Others	(12,234)	-0.7%	(10,741)	-0.6%	(14,376)	-0.8%	13.9%	-14.9%
Selling expenses	(191,872)	-11.5%	(261,560)	-13.9%	(206,198)	-12.1%	-26.6%	-6.9%

Personnel	(59,253)	-3.6%	(59,567)	-3.2%	(56,881)	-3.3%	-0.5%	4.2%
Third-party services	(45,753)	-2.7%	(36,749)	-1.9%	(40,834)	-2.4%	24.5%	12.0%
Allowance for doubtful accounts	(84,353)	-5.1%	(163,013)	-8.6%	(106,153)	-6.2%	-48.3%	-20.5%
Others	(2,513)	-0.2%	(2,230)	-0.1%	(2,330)	-0.1%	12.7%	7.9%
G&A expenses	(228,559)	-13.7%	(237,931)	-12.6%	(225,983)	-13.2%	-3.9%	1.1%

Personnel	(42,636)	-2.6%	(32,342)	-1.7%	(30,063)	-1.8%	31.8%	41.8%
Third-party services	(128,336)	-7.7%	(138,933)	-7.4%	(133,367)	-7.8%	-7.6%	-3.8%
Taxes	(32,465)	-1.9%	(54,795)	-2.9%	(36,744)	-2.2%	-40.8%	-11.6%
Employees' profit sharing	(12,097)	-0.7%	(6,238)	-0.3%	(13,527)	-0.8%	93.9%	-10.6%
Others	(13,025)	-0.8%	(5,623)	-0.3%	(12,282)	-0.7%	131.6%	6.0%
Other operating income/(expense)	6,071	0.4%	(4,001)	-0.2%	3,571	0.2%	nm	70.0%
EBITDA	378,860	22.7%	354,996	18.8%	368,843	21.6%	6.7%	2.7%
Depreciation and amortization	(287,333)	-17.3%	(280,561)	-14.9%	(291,590)	-17.1%	2.4%	-1.5%
Operating income (EBIT)	91,527	5.5%	74,436	3.9%	77,253	4.5%	23.0%	18.5%
Financial income (including monetary and exchange variation)	(26,619)	-1.6%	154,935	8.2%	47,510	2.8%	nm	nm

Interest income	57,591	3.5%	39,716	2.1%	51,731	3.0%	45.0%	11.3%
Exchange and monetary variation	(84,210)	-5.1%	115,219	6.1%	(4,221)	-0.2%	nm	1895.0%
Financial expense (including monetary and exchange variation)	271,894	16.3%	(734,645)	-38.9%	(55,523)	-3.2%	nm	nm

Interest expense	(108,086)	-6.5%	(74,793)	-4.0%	(93,387)	-5.5%	44.5%	15.7%
Exchange and monetary variation	379,980	22.8%	(659,852)	-35.0%	37,864	2.2%	nm	903.5%
Other non-operating income/(expense)	(121,996)	-7.3%	200,046	10.6%	(39,477)	-2.3%	nm	209.0%
Net income before tax and minority interest	214,806	12.9%	(305,228)	-16.2%	29,763	1.7%	nm	621.7%
Income tax and social contribution	(76,576)	-4.6%	154,701	8.2%	(12,106)	-0.7%	nm	532.5%
Minority interest	(9,852)	-0.6%	(1,673)	-0.1%	(6,989)	-0.4%	488.9%	41.0%
Net income / (loss)	128,378	7.7%	(152,200)	-8.1%	10,668	0.6%	nm	1103.4%

End of period shares outstanding (000)	332,629,361		332,932,361		332,629,361
Earnings per 1000 shares	0.39		(0.46)		0.03

Exhibit 28	Half year ended				% change
Embratel Participações SA
Corporate Law

Consolidated Income Statement R$ thousands	2003 Jun 30%		2002 Jun 30%		Y-o-Y

Revenues
Gross revenues	4,353,721		4,830,317		-9.9%
Taxes & other deductions	(979,305)		(1,091,857)		-10.3%
Net revenues	3,374,416	100.0%	3,738,460	100.0%	-9.7%
Net voice revenues	2,331,366	69.1%	2,718,838	72.7%	-14.3%

Net Domestic long distance	1,890,551	56.0%	2,253,683	60.3%	-16.1%
Net International long distance	440,815	13.1%	465,155	12.4%	-5.2%
Net data communications	893,267	26.5%	906,406	24.2%	-1.4%

Data & Internet	851,196	25.2%	867,510	23.2%	-1.9%
Wholesale	42,071	1.2%	38,896	1.0%	8.2%
Net other services	149,783	4.4%	113,216	3.0%	32.3%

Net revenues	3,374,416	100.0%	3,738,460	100.0%	-9.7%
Cost of Services	(1,783,743)	-52.9%	(2,043,626)	-54.7%	-12.7%

Personnel	(104,750)	-3.1%	(106,254)	-2.8%	-1.4%
Third-party services	(114,144)	-3.4%	(93,370)	-2.5%	22.2%
Interconnection & facilities	(1,538,239)	-45.6%	(1,825,034)	-48.8%	-15.7%
Others	(26,610)	-0.8%	(18,968)	-0.5%	40.3%
Selling expenses	(398,070)	-11.8%	(543,384)	-14.5%	-26.7%

Personnel	(116,134)	-3.4%	(119,502)	-3.2%	-2.8%
Third-party services	(86,587)	-2.6%	(81,858)	-2.2%	5.8%
Allowance for doubtful accounts	(190,506)	-5.6%	(336,707)	-9.0%	-43.4%
Others	(4,843)	-0.1%	(5,317)	-0.1%	-8.9%
G&A expenses	(454,542)	-13.5%	(469,232)	-12.6%	-3.1%

Personnel	(72,699)	-2.2%	(68,394)	-1.8%	6.3%
Third-party services	(261,703)	-7.8%	(272,263)	-7.3%	-3.9%
Taxes	(69,209)	-2.1%	(97,661)	-2.6%	-29.1%
Employee profit sharing	(25,624)	-0.8%	(14,992)	-0.4%	70.9%
Others	(25,307)	-0.7%	(15,922)	-0.4%	58.9%
Other operating income/(expense)	9,642	0.3%	(2,512)	-0.1%	nm
EBITDA	747,703	22.2%	679,706	18.2%	10.0%
Depreciation and amortization	(578,923)	-17.2%	(553,014)	-14.8%	4.7%
Operating income (EBIT)	168,780	5.0%	126,693	3.4%	33.2%
Financial income (including monetary and exchange variation)	20,891	0.6%	191,361	5.1%	-89.1%

Interest income	109,322	3.2%	71,603	1.9%	52.7%
Exchange and monetary variation	(88,431)	-2.6%	119,758	3.2%	nm
Financial expense (including monetary and exchange variation)	216,371	6.4%	(870,058)	-23.3%	nm

Interest expense	(201,473)	-6.0%	(166,935)	-4.5%	20.7%
Exchange and monetary variation	417,844	12.4%	(703,122)	-18.8%	nm
Other non-operating income/(expense)	(161,473)	-4.8%	202,117	5.4%	nm
Net income before tax, employee profit sharing and minority interest	244,569	7.2%	(349,886)	-9.4%	nm
Income tax and social contribution	(88,682)	-2.6%	165,871	4.4%	nm
Minority interest	(16,841)	-0.5%	(4,625)	-0.1%	-264.1%
Net income / (loss)	139,046	4.1%	(188,640)	-5.0%	nm

End of period shares outstanding (000)	332,629,361		332,932,361
Earnings per 1000 shares	0.42		(0.57)

Exhibit 31
Embratel Participações SA
Corporate Law - Consolidated Balance Sheet R$ thousands	2003 Jun 30	2003 Mar 31

Assets
Cash and cash equivalents	662,448	525,999
Account receivables, net	1,413,059	1,500,861
Deferred and recoverable taxes	499,571	490,960
Other current assets	334,768	361,040
Current assets	2,909,846	2,878,860

Deferred and recoverable taxes	1,153,229	1,207,762
Legal deposits	321,464	280,476
Other non-current assets	38,356	41,889
Non-current assets	1,513,049	1,530,127

Investments	80,215	263,422
Net property, plant & equipment	7,368,815	7,599,570
Deferred fixed assets	-	111,638
Permanent assets	7,449,030	7,974,630
Total assets	11,871,925	12,383,617

Liabilities
Personnel, charges and social benefits	111,460	106,455
Accounts payable and accrued expenses	1,429,276	1,626,273
Taxes and contributions	278,281	271,000
Dividends and interest on capital payable	19,645	23,434
Proposed dividends and interest on capital	-	14,254
Short term debt and current portion of long term debt	1,761,565	1,926,630
Provisions for contigencies	50,250	52,761
Acturial liabilities -Telos	67,315	68,209
Employees' profit sharing	50,744	38,649
Subsidiaries and associated companies	8,399	8,065
Other current liabilities	129,516	130,214
Current liabilities	3,906,451	4,265,944

Taxes and contributions	53,026	55,516
Long term debt	2,354,428	2,643,578
Acturial liabilities -Telos	314,375	310,579
Other non-current liabilities	22,404	27,008
Non-current liabilities	2,744,233	3,036,681

Deferred income	117,426	119,351
Minority interest	241,008	231,153
Paid in capital	2,273,913	2,273,913
Revenue reserves	1,912,113	1,912,113
Treasury stock	(41,635)	(41,635)
Retained earnings	718,416	586,097
Shareholders' equity	4,862,807	4,730,488
Total liabilities and shareholders' equity	11,871,925	12,383,617

Total borrowed funds	4,115,993	4,570,208
Net debt	3,453,545	4,044,209
Net debt/Shareholders equity	0.71	0.85

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2003

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.